

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2017

Via Email
Jens M. Fischer
Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, Washington 98101

    Re: Rightside Group Ltd.
            Schedule TO-T filed June 27, 2017
            Schedule TO-T/A filed July 3, 2017
            Schedule TO-T/A filed July 7, 2017
            Filed by Donuts Inc. *et al*
            File No. 005-88435

Dear Mr. Fischer:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in the offer to purchase attached as an exhibit to the Schedule TO filed on June 27, 2017, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All defined terms used in this letter have the same meaning as in your offer materials, unless otherwise noted.

Schedule TO-T filed June 27, 2017

Exhibit (A)(1)(A) - Offer to Purchase - Certain Conditions of the Offer, page 44

1.   Refer to the language in the last paragraph in this section on page 45 stating that the offer conditions "may be waived by Parent or Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent or Purchaser." In addition, we note the

disclosure in the last paragraph of this section stating that the failure of Parent or Purchaser to exercise any of the foregoing rights will not be deemed a waiver of such rights and each such right will be deemed an ongoing right which may be asserted "at any time and from time to time." In our view, if any of the listed offer conditions are triggered, the Purchaser or Parent must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate it. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the cited disclosure accordingly.

Miscellaneous, page 48

2.   Please refer to the statement here that you may not accept tenders "from or on behalf of shareholders" located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions